



"Sunny represents the types of startups that we get most excited about: an incredibly gifted, passionate, diverse team with a unique and compelling solution that addresses a big need."

-Jake Lefker, Inicio Ventures

INVEST IN SUNNY - CLICK HERE 👀

sunny

Note: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.